
13014141

UNITED STATES
~~S AND EXCHANGE COMMISSION~~
Washington, D.C. 20549

SEC
ANNUAL AUDITED REPORT Mail Processing
~~FORM X-17A-5~~ Section
PART III
MAR 0 1 2013

FACING PAGE

Washington DC
405

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| SEC FILE NUMBER |
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Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cornerstone Trading, LLC

| OFFICIAL USE ONLY |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 S. La Salle Street Ste 1900
                                    (No. and Street)

Chicago   Illinois   60605
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackie Sloan   312-431-0014
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
                    (Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 3100   Chicago,   IL   60604
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| |

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Joel Leonard_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Cornerstone Trading, LLC_____ , as of ___December 31_____ , 2012,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                      Signature

                                             Managing Member

                                                         Title

_____
              Notary Public

GINA GARCIA
MY COMMISSION EXPIRES
MAY 12, 2014
NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
-   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
-   (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
-   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cornerstone Trading, LLC

(an Illinois Limited Liability Company)
Financial Statements
And Report of Independent Auditor
December 31, 2012

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Index
December 31, 2012

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Cornerstone Trading, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Cornerstone Trading, LLC, which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Trading, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 27, 2013
Chicago, Illinois 60604

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2012

Assets

Cash and cash equivalents	$	527,385
Due from clearing firm		14,385,399
Equity options at fair value		5,649,763
Marketable securities at fair value		13,384,007
Marketable bonds at fair value		578,850
Accrued income		5,532
Fixed assets net of depreciation		11,664
Other current asset		6,274
Investment in preferred stock		50,000
Total assets	$	34,598,874

Liabilities

Securities sold, not yet purchased at fair value:		
Equity securities	$	28,515,402
Options		2,575,158
Accrued expenses		10,000
Total liabilities	$	31,100,560
Member's equity		3,498,314
Total liabilities and member's equity	$	34,598,874

The accompanying notes are an integral part of these financial statements.

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Propriety transactions options, stock revenue, net of commissions	$	(377,577)
Commission rebates		356,697
Interest income		423
Dividend income		1,662,569
Other income		150,096
Total Revenues		1,792,228
Expenses		
Interest expense		288,766
Regulatory and other charges		19,097
Brokerage		196,913
Dividends paid		494,609
Seat lease		19,200
Depreciation and amortization		0
Payroll and other costs		248,627
Professional and consulting fees		76,680
Technology and information expenses		526,598
Other operating expenses		248,849
Total expenses		2,119,339
Net income from operations	$	(327,111)

The accompanying notes are an integral part of these financial statements.

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Member's equity at January 1, 2012	$	3,726,718
Capital contributions		108,707
Capital withdrawals		(10,000)
Net income from operations		(327,111)
Member's equity at December 31, 2012	$	3,498,314

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:

Net income from operations	$	(327,111)
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in marketable securities		(9,898,052)
Increase in due from clearing firm		(12,719,095)
Decrease in open trade equity		(1,360)
Increase in securities sold, not yet purchased at fair value, equity securities		22,885,858
Decrease in accrued receivables		(5,485)
Decrease in prepaid expenses		(33,320)
Decrease in dividend payable		(6,910)
Increase in accrued expenses		20,000
Net cash used in operating activities		(85,475)

Cash flows from financing activities:

Capital contributions		108,707
Capital withdrawals		(10,000)
Net cash provided by financing activities		98,707

Net decrease in cash and cash equivalents		13,232
Cash and cash equivalents, beginning of the year		514,153
Cash and cash equivalents, end of the year	$	527,385
Interest paid	$	288,766

The accompanying notes are an integral part of these financial statements.

CORNERSTONE TRADING, LLC
Notes to the financial statements
For the year ending December 31, 2012

1.   **Organization**

Cornerstone Trading, LLC (The "Company") was organized under the Limited Liability Company Act of Illinois on January 1, 2006.   Prior to January 1, 2006, the Company was organized as a partnership. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States.   Cornerstone Trading, LLC is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

2.   **Significant Accounting Policies**

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Securities Valuation
Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures.

Revenue Recognition
In the normal course of business, the Company enters into transactions in exchange traded futures and broad based indexes and securities and options thereon. Regulated futures contracts and securities transactions and options thereon, together with related revenues and expenses, are recorded on trade date. Futures contracts, securities and options owned are reflected at market value with resulting unrealized gains and losses reflected in the statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

Income Taxes
No provision has been made in the accompanying financial statements for federal or state income taxes. The member is responsible for reporting its share of the income or loss for tax purposes.

Effective January 1, 2010, the Company applied the provision of ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority. The member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2012

CORNERSTONE TRADING, LLC
Notes to the financial statements
For the year ending December 31, 2012

FASB Accounting Standard Updates

In November 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2013. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have a material impact on the financial statements.

3. **Clearing Agreement**

The Company has a joint back office (JBO) clearing agreement with Merrill Lynch Pro Clearing Corp. The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 50,000 in a preferred interest in Merrill Lynch Pro Clearing Corp. The Company's interest in Merrill Lynch Pro Clearing Corp is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Merrill Lynch Pro Clearing Corp and is exclusive of the preferred stock value of $50,000.

4. **Fair Value Measurements**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

CORNERSTONE TRADING, LLC
Notes to the financial statements
For the year ending December 31, 2012

4.   **Fair Value Measurements (continued)**

Assets at Fair Value:		Level 1
Cash	$	527,385
Due from clearing firm		14,385,399
Marketable equity securities		13,384,007
Marketable equity options		5,649,763
Marketable bond holdings		578,850
Total at fair value	$	46,285,320

Liabilities at Fair Value:		Level 1
Securities sold, not yet purchased at fair value, equity securities	$	28,525,402
Securities sold, not yet purchased at fair value, options		2,575,158
Total at fair value	$	31,090,560

5.   **Due from Clearing Firm**

The amount due from clearing firm is primarily from the selling of stock and options. The Company clears all transactions through Merrill Lynch Clearing Pro, pursuant to a clearing agreement.

At December 31, 2012, substantially all assets of the Company are deposited with the clearing firm.

6.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $2,138,961, which was $2,038,961 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

7.   **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at specified date at specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the writer specified instrument under agreed terms. As writer of options, the Company receives premium in

CORNERSTONE TRADING, LLC
Notes to the financial statements
For the year ending December 31, 2012

exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. **Derivative Instruments and Hedging Activities**

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2012 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Asset FMV	Liability FMV
Marketable securities	$5,649,763	$ -
Securities sold, not yet purchased at fair value, equity securities	-	28,515,402
Securities sold, not yet purchased at fair value, index options	-	2,575,158

9. **Concentration of Credit Risk**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments include equity and debt securities and their derivatives as well as other derivatives. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the

CORNERSTONE TRADING, LLC
Notes to the financial statements
For the year ending December 31, 2012

Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions, among them are the size and composition of the positions held, interest rates and market volatility, the time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition, to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does, result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company maintains certain cash deposits with financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the CME act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

10.   **Guarantees**

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

CORNERSTONE TRADING, LLC
Notes to the financial statements
For the year ending December 31, 2012

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

12. Subsequent Events

Management has evaluated subsequent events through February 27, 2013, the date the financial statements were issued. There were no subsequent events.

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 51c3-1
December 31, 2012

Schedule I

Net capital

Member's capital qualified for net capital	$	3,498,314
Less:		
Non-allowable assets		(67,938)
Net capital before haircuts on securities	$	3,440,376
Haircuts on securities: Computed to 15c3-1(f)		
Trading securities		(1,283,735)
Undue concentration		(7,680)
Net Capital	$	2,138,961
Total aggregate indebtedness	$	10,000

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(a)	$	100,000
Minimum dollar net capital requirement	(b)	$	100,000
Net capital requirement (greater of (a) or (b))		$	100,000
Excess net capital (net capital, less net capital requirement)		$	2,038,961
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$	2,037,961
Ratio: Aggregate indebtedness to net capital			.45675% to 1

The above information is in agreement in all material respects with the unaudited Focus Report,
Part II A, filed by Cornerstone Trading, LLC on January 23, 2013.

12

Cornerstone Trading, LLC
(an Illinois Limited Liability Company)
**Computation for Determination of Reserve Requirements and Information Relating to
Possession or Control Requirements Pursuant to Rule 15c3-3**

December 31, 2012   Schedule II

Cornerstone Trading, LLC is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure

To the Member of Cornerstone Trading, LLC:

In planning and performing our audit of the financial statements of Cornerstone Trading, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

> (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

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Cornerstone Trading LLC
Internal Control Report
February 27, 2013

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 27, 2013

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR CORNERSTONE TRADING, LLC

THE YEAR ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Joel Leonard
President, JTL Securities, Inc.
Member, Cornerstone Trading, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Member of Cornerstone Trading, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012, which were agreed to by Cornerstone Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating Cornerstone Trading, LLC's compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). Cornerstone Trading, LLC's management is responsible for Cornerstone Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA's P.C.
Chicago, Illinois

February 27, 2013

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SIPC Assessment Worksheet

SIPC - 7

General Assessment	$	1,517
Less:		
July 2012 payment made with SPIC-6		(0)
Assessed Balance Due	$	1,517

Determination of SIPC Net Operating Revenues

Total Revenue		$	1,508,344
Deductions:			
Commissions, floor brokerage clearance paid to other SIPC members	$ 294,766		
Interest and dividend expense	575,960		
Revenues from commodity transactions	30,682		
Total Deductions			901,408
SIPC Net Operating Revenues		$	606,936
General Assessment 0.0025		$	1,517

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